November 27, 2018

Tao Jiang
Chief Executive Officer
Leaping Group Co., Ltd.
2010 Huaruntiexi Center
Teixi District, Shenyang
PRC

       Re: Leaping Group Co., Ltd.
           Draft Registration Statement on Form F-1
           Submitted on November 1, 2018
           CIK No. 0001757083

Dear Mr. Jiang:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft registration statement filed November 1, 2018

Facing Page

1. We note footnote (1) to the fee table. It appears that shares that are being sold pursuant to
       Regulation S are also being included in the total number of shares being registered on this registration statement. However the second sentence of this footnote indicates that these shares are not being registered for sale outside of the United States. Please advise.
Prospectus Summary, page 5

2. We note that you describe the TV Series "Me Myself" as "a success," yet as of June 30,
       2018, you have not derived any revenues from your Film Production Business. Please
 Tao Jiang
FirstName LastNameTao Jiang
Leaping Group Co., Ltd.
Comapany 27, 2018
November NameLeaping Group Co., Ltd.
November 27, 2018 Page 2
Page 2
FirstName LastName
         revise to clarify. Please also revise in MD&A at page 37 to clarify why no revenue was recognized in your film production segment in 2018.
Corporate Structure, page 8

3. Please expand your chart to depict your corporate structure upon completion of the offering. Include the percentage of ownership by public shareholders and material beneficial owners assuming complete success of the offering. Also, indicate Mr. Jiangs'
         and Ms. Wang's direct ownership and control over the issuer, the WFOE and any of the operating companies in China.
Risks Relating to Doing Business in the PRC
There are Significant Uncertainties under the Draft Foreign Investment Law, page 20

4. Please revise your general risk factor captions throughout this section to specifically highlight the risk of non-compliance facing the company. For example, where regulatory compliance is predicated on filing and registrations with the appropriate Chinese regulatory body and the required actions have not yet been taken, the potential violative non-action should be prominently highlighted in the caption, with the text of the risk factor providing the necessary context.
5. Please clarify in a separately captioned risk factor that you are not required by current
         Chinese law to operate your business through a VIE structure because direct foreign ownership of a company operating the advertising services sector is not, as disclosed in paragraph two of your risk factor, on the prohibited or negative list currently. Please highlight that by voluntarily adopting the VIE structure, shareholders are subject to greater uncertainty as to the legality of their share ownership.
Our contractual arrangements with LMG and its shareholders may not be effective..., page 22

6. Please revise to disclose the holders of the remaining 50% of LMG's outstanding equity not held by Mr. Bo Jiang are Mr. Tao Jiang and Ms. Di Wang, and discuss their relationship with the company.
Our board of directors may decline to register transfers of Ordinary Shares in certain circumstances, page 27

7. Clarify whether the risk described in this risk factor affects possible market transactions of ordinary shares purchased in this offering.
Our pre-IPO shareholders will be able to sell their shares upon completion of this offering..., page 28

8. Please revise to disclose the number of shares that could be sold pursuant to Rule 144 during the pendency of this offering.
 Tao Jiang
FirstName LastNameTao Jiang
Leaping Group Co., Ltd.
Comapany 27, 2018
November NameLeaping Group Co., Ltd.
November 27, 2018 Page 3
Page 3
FirstName LastName
Use of Proceeds, page 31

9. We note that you intend to use the net offering proceeds for purposes that relate to your operations conducted in the PRC. We also note that you are permitted under PRC laws and regulations to provide funding to your PRC subsidiary through loans and capital contributions and to your VIE through loans, subject to applicable government registration and approval requirements. To provide context, please quantify how much of your net offering proceeds would likely be available for investment in your PRC operations. For example, please quantify the current statutory limits on your ability to loan or make capital contributions to your PRC subsidiary, and to make loans to your VIE. Also disclose, if true, that you expect the IPO proceeds to be used in China in the form of
         RMB, and that you will need to convert any capital contributions or loans from U.S.
         dollars to RMB. Lastly, discuss how long it would take and how likely it would be that you would receive the necessary approvals to use the proceeds for then intended purposes.
10. Expand the use of proceeds table to highlight the amount and use of proceeds at levels between the minimum and maximum offering amounts.
Business Overview, page 36

11. Disclose why management has adopted a VIE ownership structure when multi-channel advertising services and event planning are not "restricted" or "prohibited" foreign-
         controlled businesses under Chinese law.
Regulations
Regulations on Wholly Foreign Owned Enterprises, page 62

12. Reconcile your statement that the business scope of the WFOE you established in
         October, 2018, "does not involve any industries subjected to permission or approval procedures" with your discussion of "Regulations on Foreign Investment in Movie
         Production and Distribution Companies" on page 61 which states that foreign investors are prohibited from investing in movie production companies, and that construction and operation of movie theaters require that the controlling shareholder be Chinese citizens or institutions.
Related Party Transactions, page 70

13.      Describe the business relationship between the company and Asia Times
Holding
         Limited.
Financial Statements
Summary of Significant Accounting Polices
Inventories, net, page F-11
 Tao Jiang
FirstName LastNameTao Jiang
Leaping Group Co., Ltd.
Comapany 27, 2018
November NameLeaping Group Co., Ltd.
November 27, 2018 Page 4
Page 4
FirstName LastName
14. It appears that your inventory caption is substantially composed of film costs. Please tell us the consideration you gave to the guidance in ASC 926-20-45 when classifying these costs as current assets.
15. Based on your disclosure that some of your films and TV programs have already enjoyed success, please tell us the consideration you gave to providing additional disclosure regarding expected amortization of related costs. Refer to ASC 926-20-50-1.
Revenue Recognition, page F-12

16. We note your disclosure that revenue is recognized only when the price is fixed or determinable. Elsewhere in your disclosure you note that "The price of 15-second slots on our pre-movie advertising network is ranged from US$4,611 to US$4,995 based on the size of each movie theater and the box office gross of each movie before which the advertisement is placed..." Please clarify how the box office gross is determined and to what extent this may delay the recognition of revenue for pre-movie advertisements.


17. Please expand your disclosure to include your policy for recognizing revenue from arrangements with your regional distributors versus direct sales. Signatures, page II-4

18. Please revise to indicate who is signing in the capacity of principal accounting officer officer or controller. Please refer to Form F-1, Signatures, Instructions.
General

19. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
20. We not that you cite to industry research for information and statistics regarding business and economic trends. Please provide us with marked copies of any materials that support these and other third-party statements, clearly cross referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available.
         Tell us whether any of the reports were prepared for you or in connection with the offering. We note by way of example only the Frost & Sullivan reports cited at pages 45 through 48 of your registration statement.
        You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Terry French,
Accounting Branch Chief, at 202-551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-
3415, or Larry Spirgel, Assistant Director, at 202-551-3815, with any other questions.
 Tao Jiang
Leaping Group Co., Ltd.
November 27, 2018
Page 5



FirstName LastNameTao Jiang            Sincerely,
Comapany NameLeaping Group Co., Ltd.
                                       Division of Corporation Finance
November 27, 2018 Page 5               Office of Telecommunications
FirstName LastName